Exhibit 12
Ratio of Earnings to Fixed Charges
     The following table sets forth Mobile Mini, Inc.’s ratio of earnings to fixed charges on a historical basis for each of the last five (5) years ended December 31, and for the three (3) months ended March 31, 2006 and 2007, (dollars in thousands).

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
Earnings:

Net income	18,239	5,912	20,659	33,988	42,776	8,204	12,697

Tax provision	11,661	3,780	13,773	20,220	27,151	5,323	8,190
Fixed charges:

Interest expense	11,587	16,299	20,434	23,177	23,681	6,446	5,953
Interest portion rent expense	914	1,293	1,416	856	1,091	249	319

Total earnings:	42,401	27,284	56,282	78,241	94,699	20,222	27,159

Total fixed charges:	12,501	17,592	21,850	24,033	24,772	6,695	6,272

Earnings to fixed charges:	3.4	1.6	2.6	3.3	3.8	3.0	4.3